Filed Pursuant to Rule 253(g)(2)

File No. 024-11171

CONCREIT FUND I LLC

SUPPLEMENT NO. 34 DATED NOVEMBER 1, 2022 (THE “SUPPLEMENT”)

TO THE OFFERING CIRCULAR DATED MAY 7, 2021

This Supplement is part of the offering circular dated May 7, 2021, (the “Offering Circular”) of Concreit Fund I LLC (“Concreit”) and should be read in conjunction with the Offering Circular. Terms used in this Supplement and not otherwise defined herein have the same meanings as set forth in our Offering Circular and any supplements thereto. The purpose of this Supplement is to disclose:

1.	An amendment to the Offering Circular relaxing the redemption plan set forth therein; and

2.	An amendment to Exhibit 15.2 to the Offering Circular to accommodate and reflect the changes made with item 1 above.

Offering Circular Update

Sentence two of paragraph one of page sixty-four (64) has been amended to remove the first use of the word “at” such that it reads as follows:

“Investor Shares may be redeemed under the Redemption Plan at any time subject to the limitations and restrictions set forth under the Redemption Plan.”

Enumerated item footnote number one (1) on page sixty-four (64), has been amended to insert the word “the” prior to the word “initial” such that it reads:

“The Investor Share Purchase Anniversary relates to the initial purchase date of the Investor Shares that are subject of the redemption.

The first and last sentence of the paragraph titled “Redemption of Investor Shares” have been removed such that the paragraph reads entirely as follows:

“The Company may, at the Company’s sole discretion, choose to redeem such Investor Shares presented for redemption for cash to the extent it has sufficient funds available. There is no assurance that there will be sufficient funds available for redemption nor that the Manager will exercise its discretion to redeem such Investor Shares and, accordingly, a Member’s Investor Shares may not be redeemed in such redemption period, or at any point thereafter.”

The paragraph titled “Funds for Redemption of Investor Shares” is amended to increase the amount of Investor Shares eligible for redemption – the last sentence of the paragraph is deleted and replaced in its entirety to read as follows:

“ During a three (3) month period the Company typically redeems up to ten percent (10%) of the weighted average of the number of Investor Shares of the Company held at the beginning of each three (3) month period.”

Exhibit 15.2 Update

To accommodate and reflect the above noted changes, Exhibit 15.2 “Redemption Plan” (a copy of which is attached to this update and made a part hereof) is updated as follows:

Section 2 – Redemption of Investor Shares

The first sentence of the first paragraph is amended to remove the five (5) day notice requirement, on the investors part, for Investor Redemption and shall read as follows:

“Any Member who has held Investor Shares may present for the Company’s consideration, all or any portion of such Investor Shares at any time in accordance with the procedures outlined herein. At such time, the Company may, at the Company’s sole discretion, choose to redeem such Investor Shares presented for redemption for cash to the extent it has sufficient funds available.”

Filed Pursuant to Rule 253(g)(2)

File No. 024-11171

The first-to-last sentence of the second paragraph beginning with “At no time during a twelve (12) month period,…” is deleted and replaced in its entirety with the following:

“During a three (3) month period the Company typically redeems up to ten percent (10%) of the weighted average of the number of Investor Shares the Company held at the beginning of each three (3) month period.”

Section 3 – Insufficient Funds

The first sentence of the first paragraph is amended to delete the “at the end of each month” from the end of the sentence.

The third sentence of the first paragraph is amended to delete “, at the end of the next month” from the end of the sentence

The fifth sentence beginning with “Commitments to redeem Investor Shares…” is deleted in its entirety.

Section 5 – Redemption Requests

The first paragraph is amended and restated in its entirety to read as follows:

“A Member who wishes to have his or her Investor Shares redeemed must submit a request through the Company’s mobile application (the “Concreit App”).The Manager will effect such redemption once, the Manager determines to redeem Investor Shares and the Company has sufficient funds available to redeem such Investor Shares.

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